

恒生銀行
HANG SENG BANK

開拓.超越. Exceed. Excel.

82-1747

Our Ref: HOS CSE 050314

27 April 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA



Attention: Ms Janette M Aalbregtse

Dear Sirs

APPOINTMENT OF A NEW DIRECTOR

We write to advise that our Board of Directors has appointed Mr Wong Tung Shun, Peter as a Director of the Bank with effect from 25 May 2005.

For your information, we enclose a copy of the press release, which was issued today, in respect of the above appointment.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

Encl


恒生銀行
HANG SENG BANK

Press Release

27 April 2005

新聞稿

HANG SENG BANK ANNOUNCES BOARD APPOINTMENT

Hang Seng Bank has appointed Mr Wong Tung Shun, Peter, JP, as a non-executive Director of the Bank with effect from 25 May 2005.

Mr Wong is Group General Manager and Executive Director, Hong Kong and Mainland China of The Hongkong and Shanghai Banking Corporation Limited.

A brief biography of Mr Wong is attached.

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market capitalisation. It operates 157 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), three sub-branches (two in Shanghai and one in Shenzhen) and two representative offices (in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei.

With consolidated assets of HK$548.6 billion at the end of 2004, the Bank reported a profit attributable to shareholders of HK$11.40 billion for 2004. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:
Walter Cheung 2198-4020

#End#

Biography of Mr Wong Tung Shun, Peter, JP

Mr Peter Wong is Group General Manager and Executive Director, Hong Kong and Mainland China of The Hongkong and Shanghai Banking Corporation Limited. He is also a director of HSBC Insurance (Asia-Pacific) Holdings Limited and of Hong Kong Interbank Clearing Limited.

His career in banking started in 1980 when he joined Citibank as Assistant Financial Controller. He later held a number of roles, including Director of Business Development, Deputy Managing Director, and Director of Banking, before becoming Director of Sales, Services and Distribution Channels for Citibank's North Asian operations in 1987.

In 1997, Mr Wong was appointed Head of Consumer Banking at Standard Chartered Bank for its Hong Kong and China operations. He became Chief Executive for its Hong Kong operations in 2000 and Director for Greater China Operations in 2002. On 1 April 2005, Mr Wong joined The Hongkong and Shanghai Banking Corporation as Group General Manager and Executive Director, Hong Kong and Mainland China.

Mr Wong is currently Vice Chairman of the Hong Kong Association of Banks after presiding as Chairman in 2004. He is Vice President of the Hong Kong Institute of Bankers and Chairman of the Financial Services Advisory Committee of the Hong Kong Trade Development Council. He is a member of the Banking Advisory Committee of the Hong Kong Monetary Authority, the Commission on Poverty, the Economic and Employment Council and the Risk Management Committee of the Hong Kong Exchanges and Clearing Limited. He is on the Hong Kong Community Chest's board of directors, on the board of the University of Science and Technology and an Honorary Professor of Hong Kong University.

Mr Wong was educated at Indiana University in the USA and holds Bachelor's degree in computer science, an MBA in marketing and finance and an MSc in computer science. He was born in Hong Kong in 1951 and is married with two children.

April 2005